                                                  Filed by WebTrends Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934
                                         Subject Company:  WebTrends Corporation
                                                   Commission File No. 000-25215

FOR RELEASE 4:00 P.M. EST
MAR. 21, 2001

             NETIQ CORPORATION AND WEBTRENDS CORPORATION TO ADJOURN
               SHAREHOLDER MEETINGS FOR MERGER TO MARCH 30, 2001;
               BOTH COMPANIES CONTINUE TO RECOMMEND VOTE IN FAVOR

SAN JOSE, CA AND PORTLAND, OR -- MAR. 21, 2001 -- NetIQ(R) Corporation (Nasdaq:
NTIQ) and WebTrends(R) Corporation (Nasdaq: WEBT) announced today that both companies' March 26, 2001 special stockholders' meetings to consider their proposed merger will be adjourned to March 30, 2001. The adjournment will enable stockholders to consider the information in the NetIQ earnings pre-announcement issued today.

        NetIQ and WebTrends continue to recommend that the stockholders of both companies vote in favor of the merger.

        "We continue to believe in the strategic rationale for the merger -- of creating the industry leader in eBusiness infrastructure management and intelligence solutions," said Ching-Fa Hwang, CEO of NetIQ, and Eli Shapira, CEO of WebTrends, in a joint statement.

ABOUT NETIQ

        NetIQ (Nasdaq:NTIQ) is a leading provider of e-business infrastructure management software encompassing application, directory, server and network performance management. The company is headquartered in San Jose, Calif., with development and operational personnel in Houston; Raleigh, NC; and Bellevue, Wash. For more information, please visit NetIQ's Web site at http://www.netiq.com/ or call 408-856-3000.

ABOUT WEBTRENDS

        Founded in 1993, WebTrends Corporation (Nasdaq:WEBT) is a leading provider of Visitor Relationship Management and eBusiness Intelligence solutions for Internet and intranet servers and firewalls. WebTrends offers organizations a comprehensive set of solutions to improve the return on investment from eBusiness initiatives. The company is headquartered in Portland, OR. For more information, please visit WebTrends' Web site at HTTP://WWW.WEBTRENDS.COM or call 503-294-7025.

SAFE HARBOR STATEMENT

        This press release includes "forward-looking" statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the anticipated closing of the merger of NetIQ and WebTrends. Our actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks relating to NetIQ's proposed acquisition of WebTrends Corporation, fluctuations in our operating results, competition in our markets and the potential inability to convert sales leads into orders at a rate sufficient to meet market expectations for our quarterly results. For a more complete discussion of risks and uncertainties relating to NetIQ's and WebTrends' business and the proposed merger, please read the discussions of these risks in the documents we file from time to time with the Securities and Exchange Commission, including NetIQ's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 and Quarterly Report on Form 10-Q for the three months ended December 31, 2000, WebTrends' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and NetIQ's Registration Statement on Form S-4 relating to the proposed merger.

        NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the

SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

    WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends contact listed below.

    SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

FOR NETIQ:

Susan Torrey, Press Relations, 713-548-1863, susan.torrey@netiq.com Jim Barth, Chief Financial Officer, 408-856-3069, jim.barth@netiq.com

FOR WEBTRENDS:

Bill Schneider, Press Relations, 503-294-7025 x2362, bschneider@webtrends.com Nanci Werts, Investor Relations, 503-294-7025 x 2564 investor@webtrends.com


                                       3